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                           June 21, 2023

       Mark Cloutier
       Executive Chairman, Group Chief Executive Officer and Director Aspen Insurance Holdings Limited
       141 Front Street
       Hamilton, HM19
       Bermuda

                                                        Re: Aspen Insurance
Holdings Limited
                                                            Registration
Statement on Form F-3
                                                            Filed June 14, 2023
                                                            File No. 333-272650

       Dear Mark Cloutier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Brian M. Janson